SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  March 6, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: March 6, 2006             By       Theresa Robinson
    -----------------                    ----------------

                                         Name: Mrs T Robinson
                                         Group Secretariat Co-ordinator

6 March 2006


CORUS GROUP plc

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on 3 March 2006, that on 28 February 2006 Barclays PLC had a notifiable interest in 149,381,481 ordinary shares representing 3.36% of the issued share capital of Corus Group plc.

Details of this interest as required by Section 202(3) of the Act are listed below.


Legal Entity                                      Holding        Percentage Held
------------                                      -------        ---------------


Barclays Private Bank and Trust Ltd                  7,637             .0002
Gerrard Ltd                                        243,438             .0055
Barclays Global Investors Japan Trust&           5,114,108             .1150
Barclays Global Investors, N.A.                 32,420,748             .7290
Barclays Life Assurance Co Ltd                   9,262,265             .2083
Barclays Global Investors Australia Ltd            414,710             .0093
Barclays Global Investors Japan Ltd                428,410             .0096
Barclays Global Investors Ltd                   89,782,330            2.0188
Barclays Global Fund Advisors                   12,648,022             .2844
Barclays Bank Trust Company Ltd                      6,704             .0002
Barclays Global Investors Canada Ltd               299,993             .0067

                           Group Holding       150,628,365            3.3870




Registered Holder                              Account Designation      Holdings
-----------------                              -------------------      --------

Bank of New York                                                         314,593
Barclays Global Investors Canada                                         299,993
Barclays Trust Co & Others                                                   400
Barclays Trust Co E99  C 000000000000000000                                2,633
Barclays Trust Co R69  C 000000000000000000                                3,671
Boiss Nominees Ltd                                   4224361           2,550,761
Chase Nominees Ltd                                   16376             2,373,126
Chase Nominees Ltd                                   20947            33,051,480
Chase Nominees Ltd                                   21359             2,733,547
Chase Nominees Ltd                                   28270             1,452,333
Chase Nominees Ltd                                   28270               893,730
Investors Bank and Trust Co.                                           1,054,492
Investors Bank and Trust Co.                                          10,533,600
Investors Bank and Trust Co.                                             945,180
Investors Bank and Trust Co.                                             114,750
Investors Bank and Trust Co.                                              37,718
Investors Bank and Trust Co.                                           4,716,018
Investors Bank and Trust Co.                                             148,653
Investors Bank and Trust Co.                                          22,832,993
Investors Bank and Trust Co.                                             798,457
Investors Bank and Trust Co.                                             449,652
Investors Bank and Trust Co.                                             116,598
Investors Bank and Trust Co.                                              43,408
JP Morgan (BGI Custody)                              16331             1,236,023

JP Morgan (BGI Custody)                              16338               266,764
JP Morgan (BGI Custody)                              16341             1,019,071
JP Morgan (BGI Custody)                              16341             2,629,866
JP Morgan (BGI Custody)                              16342               554,657
JP Morgan (BGI Custody)                              16344               565,296
JP Morgan (BGI Custody)                              16345               644,525
JP Morgan (BGI Custody)                              16400            45,429,584
JP Morgan (BGI Custody)                              18409             3,643,832
JP Morgan Chase Bank                                                     284,060
JP Morgan Chase Bank                                                      44,652
JP Morgan Chase Bank                                                      14,710
JP Morgan Chase Bank                                                     125,934
JP Morgan Chase Bank                                                      36,910
JP Morgan Chase Bank                                                     631,426
JP Morgan Chase Bank                                                     226,966
JP Morgan Chase Bank                                                   2,417,383
JP Morgan Chase Bank                                                     555,467
JP Morgan Chase Bank                                                     476,524
JP Morgan Chase Bank                                                     594,843
JP Morgan Chase Bank                                                      48,655
JP Morgan Chase Bank                                                     140,117
Mellon Trust - Us Custodian                                              342,299
Mitsui Asset                                                              54,599
R C Greig Nominees Limited                                               188,816
R C Greig Nominees Limited A/C AK1                                        28,324
R C Greig Nominees Limited A/C BL1                                        16,626
R C Greig Nominees Limited A/C CM1                                         4,325
R C Greig Nominees Limited A/C GP1                                         5,347
Reflex Nominees Limited                                                    7,637
State Street Boston                                                    2,480,242
Trust & Custody Services Bank                                             45,099

                                                             Total   150,628,365